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FORTIS

Solid partners, flexible solutions

Press Release

Brussels / Utrecht, 13 March 2003

Fortis: solid performance in a very difficult year

Dividend unchanged and solvency strong

Fortis Annual Results

In EUR million	2002	2001	% change
Net operating profit before realized capital gains	1,918	1,868	+3
Realized capital gains	299	399	(25)
Net operating profit after realized capital gains	2,217	2,267	(2)
Value adjustment of the equity portfolio			
Realized	(755)		
Unrealized	(1,032)		
Net operating profit	430	2,267	
Non-operating elements	102	331	
Net profit	532	2,598	

- Net operating profit before realized capital gains and the value adjustment of the equity portfolio rose by 3% (insurance business unchanged and banking business +6%).
- This was the best operating performance in the history of Fortis.
- The net operating profit of the banking business, after realized capital gains but before the value adjustment of the equity portfolio, rose by 7%. This was mainly due to a sharp decline in costs (-9%) and stringent risk management, owing to which the allocation to the provision for credit risks was 8% less than in 2001. The banking business contributed approximately 60% of Fortis's total profit.
- The net operating profit of the insurance business, after realized capital gains but before the value adjustment of the equity portfolio, fell by only 10%.
- Net profit amounted to EUR 532 million after the value adjustment of the equity portfolio. In 2002 the value of the equity portfolio fell below its original cost for the first time in Fortis's history (see also page 4).

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- Net Core Capital remained strong as ever, at EUR 17.6 billion, which was EUR 7.9 billion (81%) higher than the legally required minimum and exceeded Fortis's own floor by EUR 2.1 billion (14%). Currently, Net Core Capital – including the effect of the decline in equity markets – is still at about the same level. The Net Core Capital is EUR 2 billion above Fortis's floor on the strength of the operating profit realized during the first months of 2003 and the measures taken to improve solvency.

- Fortis's net operating profit after realized capital gains amounted to EUR 2.2 billion. The Board of Directors confirms its decision to propose to the Annual General Meeting of Shareholders an unchanged cash dividend of EUR 0.88 per share, which is about 50% of this net operating profit. This decision reflects the Board of Directors' confidence in Fortis's operations and in its ability to manage its risks and solvency.

Fortis CEO Anton van Rossum comments:
'Thanks to the commitment of our staff, our customer focus, major cost-savings and stringent risk management, Fortis has delivered a solid operating performance in a very difficult year. The net profit was affected by the exceptional slump in the equity markets, but our solvency remained as strong as ever. Barring unforeseen circumstances, this enables us to propose an unchanged dividend to our shareholders. In 2003, which is also expected to be marked by great uncertainty, we will continue to vigorously pursue our current policy. The final outcome of all the external factors is difficult to predict. It is therefore unrealistic at the moment to give guidance on the results for 2003.'

Banking business

In EUR million	2002	2001	% change
Total revenues	7,809	8,282	-6
Costs	5,168	5,658	-9
Net operating profit before realized capital gains	1,059	1,001	+6
Realized capital gains	267	237	+13
Net operating profit after realized capital gains	1,326	1,238	+7
Value adjustment of the equity portfolio			
Realized	(74)		
Unrealized	(98)		
Net operating profit	1,154	1,238	

- Net interest income remained unchanged despite reduced exposure to interest rate fluctuations. Net commission income declined by 6%.
- The 9% decrease in costs is in line with the expected consequences of the integration programme initiated in 1999. Labour costs went down by 3% in 2002 owing to the departure of more than 2,500 employees. The 16% fall in other costs was achieved by a stringent cost-cutting drive.
- Lower costs have reduced the cost/income ratio, despite lower revenues, from 65.4% to 64.8% (including FB Insurance, net leasing).
- The allocation to the provision for credit risks amounted to EUR 613 million, 8% less than in 2001.

- Risk-weighted commitments (a means of gauging credit risks) decreased by 1% to EUR 151.3 billion thanks to good risk management.
- Banking's sound tier one ratio decreased slightly to 8.2% and the CAD ratio (Capital Adequacy Ratio) remained high at 13.0%.

Insurance business

In EUR million	2002	2001	% change
Gross premium income	21,613	21,614	0
Costs	5,113	4,962	+3
Net operating profit before realized capital gains	1,047	1,047	0
Realized capital gains	44	162	-73
Net operating profit after realized capital gains	1,091	1,209	-10
Value adjustment of the equity portfolio			
Realized	(671)		
Unrealized	(1,036)		
Net operating profit	(616)	1,209	

- Total gross premium income remained stable. Gross premium income in Life declined by 9% to EUR 9,754 million. Unit-linked premiums declined by 45% as a consequence of waning interest in such products, while other life insurance premiums rose by 14%.
- Gross premiums Non-life rose by 8% to EUR 11,859 million, mainly on the back of 9% growth in Accident and Health.
- Net operating profit before realized capital gains and the value adjustment of the equity portfolio was the same as for 2001. The value adjustment of the equity portfolio incurred a loss of EUR 616 million.
- Organically, the number of FTEs at Fortis ASR and Fortis AG declined slightly due to natural wastage. The integration of Fortis ASR progressed in accordance with the four-year plan formulated when ASR was taken over in 2000. The expansion of activities in the United States and the takeover of Bernheim Comofi (+1,419 FTEs) increased the total number of FTEs compared with 31 December 2001 by 1,910 to 25,713.
- The embedded value of the life insurance business amounted to EUR 8.2 billion. New insurance production was worth EUR 136 million.
- The solvency of the insurance business at year-end 2002 was EUR 2.6 billion (72%) above the legally required minimum.

Fortis in the fourth quarter

- Net operating profit before realized capital gains and the value adjustment of the equity portfolio amounted to EUR 308 million (+2%).
- Despite lower revenues, the banking business's net operating profit before realized capital gains and the value adjustment of the equity portfolio rose by 20% to EUR 126 million compared with the fourth quarter 2001, mainly because of lower costs (-9%).
- Gross premium income rose both at Life (+48%) and at Non-life (+4%) compared with the fourth quarter of 2001.
- The insurance business's net operating profit before realized capital gains and the value adjustment of the equity portfolio declined by 12% to EUR 235 million, due to a disappointing fourth quarter for liability insurance.
- Net profit rose by EUR 526 million to EUR 618 million.

Solvency (in EUR billion)

	31 December 2002
Net core capital	17.6
Legally required minimum	9.7
Surplus above legally required minimum	7.9
Surplus above legally required minimum (as %)	81
Fortis's floor	15.5
Surplus above Fortis's floor	2.1
Surplus above Fortis's floor (as %)	14

- Net core capital is based on a conservative calculation and excludes any unrealized capital gains on the bond portfolio (EUR 4.6 billion at year-end 2002), goodwill and any elements of embedded value.
- The unrealized value adjustments on the equity portfolio since 1 January now amount to approximately EUR 1.3 billion. Taking into account the operating profit realized during the first months of 2003 and the measures taken to improve solvency, the Net Core Capital exceeds Fortis's floor by EUR 2 billion. Unrealized capital gains on the bond portfolio currently amount to EUR 5.2 billion.
- The exceptional slump in the equity markets depressed the market value of equity investments to such an extent in 2002 that it fell below its original cost for the first time in Fortis's history. This was partly because our equity portfolio is relatively new. In addition, the original cost of the equity portfolio of ASR-old is calculated on the basis of its market value at the time of the takeover at the end of 2000, when equity markets were at their peak. On 31 December 2002 Fortis charged the difference between the equity investments' market value and their original cost to the profit and loss account.

Key figures per share (in EUR)	**2002**	**2001**
Net operating profit	0.33	1.75
After full conversion[1]	0.33	1.73
Net profit	0.41	2.01
After full conversion[1]	0.41	1.98
Net equity	8.39	10.70
Return on equity (as %)	4.3	17.9

[1] After exercise of all warrants and options and after full conversion of convertible bonds.

Developments per business

I. Network Banking

- **Customer Bank concept launched;**
- **Growing popularity of electronic banking; bricks-and-mortar branches for advice;**
- **Expansion of international banking network for medium-sized enterprises;**
- **Fortis Bank centralizes services and expertise for corporate customers.**

Network Banking's net operating profit before the value adjustment of the equity portfolio amounted to EUR 1,094 million, which was 26% higher than in 2001. As planned, the number of FTEs declined by 7% to 21,130 in 2002.

Retail Banking. As announced at its start in 1999, the integration process was largely completed in 2002. Services, organization and staff training are now fully geared to the Customer Bank concept that was launched in 2002. That launch was coupled with focused actions and marketing campaigns that continue into 2003. For individuals, the self-employed, professionals and small enterprises, Fortis Bank is increasingly operating as an adviser, both in Belgium and the Netherlands. Customers can go to the branches for advice on investments, pensions, mortgages, insurance and so on. But for more standard banking transactions, customers are increasingly using other distribution channels. Fortis Bank is optimizing its accessibility by investing in the supply and quality of these distribution channels.

The number of bank branches in Belgium (excluding branches of Krediet aan de Nijverheid) decreased by 280 to 1,637 in 2002. There were 192 branches in operation in the Netherlands at the end of 2002, 69 less than at the end of 2001.

Besides streamlining and modernizing the branch network, the focus is on increasing the number of automated teller machines and fully automatic branches, and on improving services via PC Banking and phone banking. More than 450,000 customers in the Benelux region now bank over the internet – an enormous rise compared with the end of 2001.

FB Insurance saw its gross premium income fall by 22% compared with 2001 to EUR 1,957 million. The decline in Life gross premiums to EUR 1,796 million was almost entirely due to lower sales of investment-related products. Sales of other products were maintained in 2002.

Commercial Banking. Fortis Bank targets medium-sized enterprises, and particularly those that operate transnationally, with an extensive network of business centres. These customers now have access to their Global Relationship Manager at around 100 business centres in Europe. Each business centre has a team of commercial bankers who have knowledge of the local authorities and the business situation at home and abroad, and can offer cross-border customized services. Hence, customers can simultaneously open accounts in several different European countries with just one signature. International cash management solutions, transnational lending, cross-border factoring, leasing and international trade finance all made great strides in 2002.

Corporate Banking targets major companies and is divided into ten sectors and five specialisms. The division between sectors was reviewed in 2002 in order to focus more intently on a smaller number of sectors. The cross-border organization was developed further in 2002, led by the Centres of Competence in Brussels and Rotterdam. The international network extends beyond the Benelux region to Europe (France, Spain, Italy and the United Kingdom), the United States and Asia. In several transactions for Belgian companies, Corporate Banking acted as a major international player in the market for syndicated loans and acquisition finance. In international commodity trading Fortis Global Commodities was awarded the title of 'Best Commodity Bank' for the sixth successive year.

Until the end of 2002, services to corporate customers came under Commercial Banking. Since 1 January 2003, Corporate Banking activities have been incorporated in Merchant Banking with the result that Fortis's corporate customers will enjoy privileged access to a wide range of products and services.

II. Merchant Banking

- **Excellent results achieved by money market and capital market activities;**
- **Investment Banking reorganized: greater focus in equity trading;**
- **Fortis Bank launches Global Private Equity;**
- **Clearing success with more than 300 million derivative contracts.**

Merchant Banking generally posted good results in 2002, certainly given the difficult market conditions. Net operating profit before the value adjustment of the equity portfolio amounted to EUR 251 million (-40%). The number of FTEs declined by 3% to 2,656 at year-end 2002.

The Financial Markets department turned in another excellent performance last year, particularly at its money and capital market activities. Merchant Banking now occupies a leading position in the European securitization market. The slump in equity markets forced Merchant Banking to reorganize its investment banking activities. Equity trading was centralized at the Brussels trading room. Equity research was also reorganized, with the accent shifting to small and medium-sized enterprises. The centres in Milan and Frankfurt were closed.

The Corporate Finance department advised on several important deals, such as Ackermans & Van Haaren's bid for GIB and the takeover of Bernheim Comofi by Fortis AG. Private Equity activities were radically reorganized and integrated with the new Global Private Equity business line. New investment worth approximately EUR 70 million was made in 2002. Progress was also made with operating efficiency and customer focus by putting the trading rooms in the Benelux region on one IT platform. Merchant Banking invested further in the development of a cross-border platform that enables equity transactions to be processed, settled and effected real-time.

In 2002 **Information Banking** developed systems to benefit in full from Euronext's new clearing environment. Clearing increased its market share in 2002, settling more than 300 million derivative contracts. Also, a record number of exclusive lending programmes with collateralization were concluded with institutional investors.

Information Banking introduced several new services in 2002. Prime Fund Solutions was set up with the intention of grouping all activities linked to servicing the fast-growing foreign fund business. NAVSecure provides institutional investors and fund managers worldwide with direct on-line access to up-to-date reports, securities statements and fund information.

Information Banking, which still came under Merchant Banking in 2002, became part of the same group of asset management services as Private Banking and Asset Management in 2003.

III. Private Banking and Asset Management

Private Banking

- **Net inflow of new assets worth EUR 1.1 billion;**
- **Purchase of Intertrust turns MeesPierson Intertrust into a global player;**
- **Results remain sound due to stringent measures.**

Private Banking's net operating profit before the value adjustment of the equity portfolio grew to EUR 97 million (+14%) in 2002, despite the sharp economic downturn and the slump in equity markets worldwide. The rise was mainly due to substantial cost-savings and strategic initiatives to increase revenues.

Disregarding the effect of the takeover of Intertrust, the number of FTEs declined by 115. However, the takeover increased the number of FTEs from 2,346 to 2,566. Falling equity prices depressed the value of assets under management for private investors. These declined by 15% to EUR 50.7 billion at year-end 2002.

New assets worth a total of EUR 9.1 billion were placed under management, but increased consumer spending and a shift to other types of investment reduced net new inflow to EUR 1.1 billion. The takeover of the Intertrust Group in mid 2002 bolstered MeesPierson's trust operations. Intertrust is a leading player in its segment. Besides strengthening trust operations, the takeover should also enhance synergy with private banking activities.

Asset Management

- **Higher profit and net inflow of new assets worth EUR 4 billion;**
- **New branches opened in Frankfurt, Vienna and Milan;**
- **Licence in China opens up perspectives.**

Share prices fell for the third successive year in 2002. **Asset management** consequently experienced a sharp fall in assets under management.

The net operating profit of **Fortis Investment Management** (FIM) rose to EUR 49 million (+9%) in 2002. At the same time, costs were kept under control. FIM had a workforce of 639 at the end of the year, compared with 688 at year-end 2001 (-7%). In a difficult economic environment, FIM managed to generate new capital inflow of EUR 4 billion, half of which was due to the full consolidation of MeesPierson Finas (Indonesia).

FIM continued to optimize its product range in 2002 and branches were opened in Frankfurt, Vienna and Milan. In addition, investment capabilities were enhanced by a number of specific recruitments.

FIM reached a milestone in November 2002 when it received, together with the prestigious local stock broker Haitong Securities, one of the first licences to set up a similar enterprise in China.

IV. Fortis ASR

- **Accident and Health insurance contributes to the success of Non-life insurance;**
- **Production in mortgage business up 16%;**
- **ASR continues integration into Fortis ASR.**

In the light of market conditions **Fortis ASR** posted solid operating performance in 2002, mainly owing to the cooperation with and the appreciation of independent insurance intermediaries. Net operating profit before realized capital gains and the value adjustment of the equity portfolio came in at EUR 254 million (-2%). Net operating profit after realized capital gains, but before the value adjustment of the equity portfolio of Fortis ASR fell EUR 158 million to EUR 314 million relative to 2001, due to an EUR 153 million drop in realized capital gains. The number of FTEs stood at 5,187 at the end of 2002, relative to 5,269 at the end of 2001.

Gross premium income in Life insurance amounted to EUR 3,109 million, 10% lower than in 2001. The drop is primarily due to the EUR 349 million one-off pension portability from Fortis Bank in 2001. Without this, gross premium income in Life would have remained unchanged, even despite the introduction of the new tax regime in 2001 and the current uncertainty regarding new legislation for insurance products. Gross premium income in Non-life climbed 9% to EUR 1,850 million. Gross premium income in Accident and Health even increased 13% to EUR 893 million.

Mortgage activities, which are very important to Fortis ASR, once again showed buoyant growth. Production in 2002 increased 16% to EUR 8.2 billion. A shift was seen from unit-linked mortgages towards the more traditional types. Lower financing costs have been made possible thanks to the successful joint securitization programme of ASR Bank and Fortis Bank.

Fortis ASR continued to strive for synergy. To improve the visibility of its ties with Fortis the name of the ASR insurance group (AMEV Stad Rotterdam) was changed into Fortis ASR and the Fortis logo will be carried from now on. For the same reason the Fortis endorsement was implemented at the various companies that are part of Fortis ASR, as a result of which their names now include a reference to Fortis.

V. Fortis AG and Fortis Insurance International

Fortis AG

- **Accident and Health and Motor insurance contribute to the success of Non-life insurance;**
- **Fortis AG goes on-line in investments for intermediaries;**
- **Real estate portfolio expanded by 263 multi-storey car parks in 79 towns.**

Fortis AG posted a net operating profit before realized capital gains and the value adjustment of the equity portfolio of EUR 206 million, relative to EUR 205 million in 2001 (+1%). Net operating profit after realized capital gains, but before the value adjustment of the equity portfolio amounted to EUR 231 million (-9%). Realized capital gains were EUR 23 million lower than 2001. Excluding the acquisition of Bernheim Comofi the number of FTEs at Fortis AG would have declined by 73 (-2%).

Gross premium income in Life rose 2% to EUR 1,598 million. Lower premium income from unit-linked life insurance was offset by higher premium income from traditional individual life insurance and group life insurance. In Non-life gross premium income increased 8% to EUR 849 million. Gross premium income increased in all lines, in particular in Accident and Health, and mainly owing to premium increases.

Fortis AG continues to invest in its relationship and cooperation with independent insurance intermediaries. In individual life insurance it has concentrated on the increasing demand for products offering more security. The foundation for ongoing cost control was laid by the introduction of an on-line acceptance system.

In addition, Fortis AG has developed a unique and flexible group insurance solution for the group insurance market in which it occupies a leading position. Employers and employees can both consult and manage their group insurance on line through 'Fortis-e-Benefits', a safe, innovative and user-friendly information application.

In Non-life Fortis AG concentrated increasingly on innovation and the quality of services rather than price competition. It launched an innovative, flexible multi-cover concept for the retail market, which can only be endorsed and managed on-line by the insurance agent.

Fortis Real Estate, which manages Fortis's real estate in Belgium, expanded its activities with the takeover of Bernheim Comofi. The investment portfolio has diversified thanks to this acquisition, which among other activities included Interparking, which owns 263 multi-storey car parks in seven countries and 79 towns.

Fortis Insurance International

- **Car insurance in the UK is still showing excellent performance;**
- **Gross premium income of EUR 219 million in China in the first year;**
- **Gross premiums industrial insurance up 35%.**

Fortis Insurance International achieved net operating profit before realized capital gains and the value adjustment of the equity portfolio of EUR 66 million, a 27% decline relative to 2001. Part of this decline is attributable to the sale of Fortis Australia in 2001 and to the net operating loss of Fortis Assurances in France. The number of FTEs at end 2002 amounted to 3,162, relative to 3,150 at the end of 2001.

Fortis Insurance Ltd. in the United Kingdom is showing ongoing solid performance (with net operating profit before realized capital gains and the value adjustment of the equity portfolio totalling EUR 43 million). In Spain, too, Fortis's insurance subsidiaries are performing as anticipated. The integration of Bâloise into Seguros BILBAO deserves special mention. Premium income Life at CaiFor was up 69%, particularly owing to a one-off single premium pension insurance policy offered by La Caixa.

The activities in Asia are very promising. As anticipated Mayban-Fortis contributed positively to results. Gross premium income at Taiping Life in China, in which Fortis has a 24.9% stake, came to EUR 219 million since the start of activities in early 2002. At the end of December 2002 Fortis announced the sale of Keppel Insurance in Singapore, which sale was closed in February 2003.

In 2002 the available capacity on the market for industrial insurance was reduced further, which led to a further rise in the level of premiums in this market. **Fortis Corporate Insurance** profited from the above development and posted a rise in gross premiums of over 35% to more than EUR 450 million. Premium income in fire and maritime insurance climbed by 69% and 66%, respectively. The ongoing rationalization of the portfolio and the selective underwriting policy continued to bear fruit in 2002. Net operating profit before realized capital gains and the value adjustment of the equity portfolio climbed to EUR 11 million in 2002, from EUR 7 million in 2001.

VI. Fortis, Inc.

- **Record results at Fortis, Inc.;**
- **Net operating profit rises 54% to EUR 322 million;**
- **Biggest contribution made by Fortis Health and Assurant;**
- **Economic decline hardly affected the bond portfolio.**

In 2002, **Fortis, Inc.**'s net operating profit before realized capital gains and the value adjustment of equity portfolio climbed 11% to EUR 359 million, the best result ever. Excluding the effect of the cheaper dollar, the rise was even bigger at 17%. Relative to 2001 year-end the number of FTEs at Fortis, Inc. increased 6% to 11,823, due to the expansion of Assurant's activities. The effect of impaired bonds on results remained limited to EUR 60 million.

Fortis, Inc. achieved particularly good results in Accident and Health insurance. The EUR 35 million rise in net operating profit was primarily attributable to the performance of Fortis Health. Health insurance for individuals and small enterprises performed particularly well, owing to improved claims ratios. In 2002 Fortis Health expanded its product range with both medical savings accounts and the new health reimbursement accounts.

Results at Assurant Group also improved relative to 2001. In 2002 Assurant Group added various innovative products to its product range. These products include home and car insurance for individuals, extended guarantee insurance for recreation vehicles and PC insurance for travelers and students. Assurant has built up market shares of between 50 and 70% in these markets. The achieved results are also attributable to the continued focus on cost saving.

At Fortis Benefits the integration of Protective Corporation's dental division and CORE, Inc. (absentee management), which were both acquired in 2001, is proceeding smoothly. These mergers have provided the company with the opportunity to offer a broad range of dental insurance and a new type of modular disability insurance. To anticipate and react to customer needs Fortis Benefits expanded its Online Advantage programme in 2002.

Fortis Family sells pre-need funeral insurance though independent funeral companies and intermediaries. Fortis Family reported almost stable results, despite the effect of the economic decline on its investment activities. American Memorial Life has an exclusive contract with Service Corporation International, the largest chain of funeral companies in the United States. With both companies Fortis, Inc., is the second largest provider of pre-need funeral insurance in the United States.

Embedded value of the life insurance business

Last year Fortis for the first time published Embedded Value and Value Added by New Business of its Life insurance business. In 2002 Value Added by New Business came to EUR 136 million, relative to EUR 192 million in 2001. The new premium volume expressed in Annual Premium Equivalents (APE) in 2002 decreased by 4% to EUR 1,065 million. The Embedded Value of the existing portfolio at end 2001 fell during 2002 as a consequence of declining stock markets, the weakening dollar, the lower long-term interest rates, and the reclassification of all Assurant activities from Life to Non-life. At 31 December 2002 Embedded Value amounted to EUR 8.2 billion, relative to EUR 10.3 billion at end 2001.

The annexes to this press release and the external auditor's statement are available on www.fortis.com.

Press contacts:

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